EXHIBIT TO ITEM 77D

Touchstone Variable Series Trust
Policies with Respect to Security Investments for Touchstone
Active Bond Fund


The Board of Trustees of the Touchtone Variable Series Trust (the "Trust") approved changes in the investment policies of the Touchstone Active Bond Fund (the "Fund"), a series of the Trust, as summarized below and as set forth in Post-Effective Amendment No. 38 to the Registration Statement as filed with the SEC via EDGAR on April 22, 2014 (Accession No. 0001104659-14-029151) and
incorporated by reference herein.


 Changes to Investment Policies

Average Effective Maturity
	Removed the previous prospectus disclosure that the Fund expects to have an average effective maturity between 5 and 15 years.

Non-investment grade debt securities
	Increased the limit on investment in non-investment-grade debt securities from 20% to 30% of the Fund's total assets (including borrowings for investment purposes).

Foreign debt securities (including emerging markets)
	Changed investment in foreign debt securities
(including emerging markets debt securities) from a non-principal to a principal investment strategy. The principal strategy expressly limits investment in the debt of foreign issuers (including emerging markets issuers) to 20% of the Fund's total assets
(including borrowings for investment
purposes). The new limitation applies to all foreign-issued debt while the current limitation applies only to debt denominated in non-USD currency.

	Removed the investment limitations in the Statement of Additional Information of up to 20% in debt denominated in foreign currencies and 10% in emerging market securities, thus expanding the investment limitation on emerging market securities from 10% to 20% of the Fund's total assets (including borrowings for investment purposes).

Derivative investments

	Changed investment in derivative investments from a non-principal to a principal investment strategy.
Derivatives investments may include forwards, futures contracts, swap agreements, and options.